The Universal Institutional Funds, Inc.

522 Fifth Avenue

New York, New York 10036

June 14, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Patrick F. Scott

Re:                             The Universal Institutional Funds, Inc.

Securities Act File No. 333-188044

Registration Statement on Form N-14

Dear Mr. Scott:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Universal Institutional Funds, Inc. (the “Fund”), on behalf of Growth Portfolio, a series of the Fund, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on June 18, 2013.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Tara A. Farrelly
Name:	Tara A. Farrelly
Title:	Assistant Secretary